Exhibit 99.1

Kinross Gold Corporation 25 York Street, 17th Floor Toronto, ON Canada M5J 2V5

NEWS RELEASE

Kinross announces results of vote to elect Board of Directors
Two new board members appointed
Changes to board governance introduced

Toronto, Ontario, May 6, 2015 – Kinross Gold Corporation (TSX: K; NYSE: KGC) has announced the detailed voting results of the election of its Board of Directors, which took place at the Company’s Annual and Special Meeting of Shareholders held in Toronto on May 6, 2015.

The nominees listed in the Management Information Circular dated March 24, 2015 were elected as directors of Kinross at the meeting (see detailed voting results below). The Company is also pleased to announce the appointments of two new directors, Ms. Ave G. Lethbridge and Mr. Kelly J. Osborne (see bios below).

The appointments bring membership on the Kinross board of directors to nine, following the decision of Mr. John A. Keyes, Terence C.W. Reid and Ms. Ruth G. Woods to not stand for re-election, and the resignation of Mr. Kenneth C. Irving in February 2015.

Changes to board governance

Along with the new directors, the 2015 Management Information Circular highlights a series of changes to board governance that reflect the results of shareholder consultation, including a shareholder outreach initiative in 2014. These changes include:

•	New term limit policy for board members
•	Reduced board size from 12 to 101 directors
•	Revised board diversity policy, with a target of one-third women
•	Increased quorum requirement for shareholder meetings from 5% to 25%
•	Elimination of a second casting vote for the Board Chair

The new measures, which consider the perspectives and priorities of Kinross’ shareholders and input from key proxy advisors, include limits to directors’ terms to 10 years2, subject to a mandatory retirement age of 73 for board members, which was introduced in 2013. With these initiatives, Kinross seeks to continually refresh the board with an optimal mix of experience and new directors with fresh perspectives. The Company has also taken the additional step of specifying the retirement dates of those directors retiring over the next three years in the Management Information Circular.

The number of board members has also been reduced from 12 to 10, in recognition of the importance of maintaining an appropriately-sized board. A revised board diversity policy has also been implemented, setting a target of one-third women, which has been met with the election of the board at Kinross’ Annual and Special Meeting of Shareholders on May 6, 2015.

At the meeting, shareholders voted in favour of changes to the governance bylaws that increased the quorum requirement for shareholder meetings from 5% to 25%, and eliminated a second, casting vote for the Board Chair.

A large majority of shareholders also voted in favour of Kinross’ ‘Say on Pay’, with 94.11% voting in favour.

1Eight independent board members stood for election at the May 6 Annual and Special Meeting of Shareholders, excluding President and CEO Paul Rollinson. Kinross expects to fill the ninth independent board position during the course of the year.
2 Subject to the mandatory retirement date of age 73, the 10-year term limit commences from the later of the date the term policy became effective or the date on which a director is first appointed or elected to the Board, with the possibility of one five year extension, for a total term not exceeding 15 years, if such a director has strong performance reviews and is re-elected to the Board.

Kinross Gold Corporation 25 York Street 17th Floor Toronto, ON, Canada M5J 2V5

Board of directors voting results

Nominee	Votes for	% for	Votes withheld	% withheld
John A. Brough	642,225,608	97.40	17,136,667	2.60
John K. Carrington	650,270,265	98.62	9,092,010	1.38
John M.H. Huxley	642,773,642	97.48	16,588,633	2.52
Ave G. Lethbridge	652,907,481	99.02	6,454,794	0.98
Catherine McLeod-Seltzer	640,780,494	97.18	18,580,281	2.82
John E. Oliver	638,004,438	96.76	21,357,837	3.24
Kelly J. Osborne	653,101,202	99.05	6,261,073	0.95
Una M. Power	651,671,222	98.83	7,690,553	1.17
J. Paul Rollinson	650,105,380	98.60	9,256,895	1.40

Ms. Ave G. Lethbridge

Ms. Lethbridge is currently Executive Vice-President and Chief Human Resources and Safety Officer of Toronto Hydro Corporation and serves on the Board of Governors of Georgian College. During her 17 years with Toronto Hydro, she has held various leadership positions in areas encompassing environment, health and safety, corporate social responsibility, labour relations, workforce planning, talent management, succession planning and leadership development. Ms. Lethbridge holds a Master of Science degree in Organizational Development from Pepperdine University, California and has completed the Directors’ Education Program from the Institute of Corporate Directors (ICD) at the Rotman School of Management of the University of Toronto.

Mr. Kelly J. Osborne

Mr. Osborne has almost 30 years of experience in the mining industry and was most recently President and Chief Executive Officer of Duluth Metals where he also held the position of Chief Operating Officer from 2012 to 2014, and the position of Chief Executive Officer of Twin Metal Minnesota, a wholly-owned subsidiary of Duluth Metals, from 2014 to 2015. Prior to that, he held various leadership positions with Freeport McMoRan Copper & Gold, Indonesia, culminating as Senior Vice-President, Underground Mines. Mr. Osborne holds a Bachelor of Science Degree in Mine Engineering from the University of Arizona, Tucson, Arizona.

About Kinross Gold Corporation

Kinross is a Canadian-based senior gold mining company with mines and projects in the United States, Brazil, Russia, Mauritania, Chile and Ghana. Kinross maintains listings on the Toronto Stock Exchange (symbol:K) and the New York Stock Exchange (symbol:KGC).

Media Contact

Andrea Mandel-Campbell
Vice-President, Corporate Communications
phone: 647-788-4179
andrea.mandel-campbell@kinross.com

Investor Relations Contact

Tom Elliott
Vice-President, Investor Relations
phone: 416-365-3390
tom.elliott@kinross.com

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